UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*
                                 (Rule 13d-101)

                           Knight Trading Group, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    499063105
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                                 (CUSIP Number)

                              Kenneth D. Pasternak
                          Chestnut Ridge Capital, LLC
                                 50 Tice Blvd.
                            Woodcliff Lake, NJ 07677
                                 (201) 802 9494
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 7, 2003
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             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

    1. NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                              Kenneth D. Pasternak
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    2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)   |_|

                                                           (b)   |_|
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    3. SEC USE ONLY
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    4. SOURCE OF FUNDS:

     Mr. Pasternak -PF.
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    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e):
                                                                 |_|
----------- --------------------------------------------------------------------

    6. CITIZENSHIP OR PLACE OF ORGANIZATION:

                      Mr. Pasternak - New Jersey
----------- --------------------------------------------------------------------

             NUMBER OF                      7.       SOLE VOTING POWER
               SHARES                                Mr. Pasternak - 5,380,000
            BENEFICIALLY
              OWNED BY                 ------------- ---------------------------
                EACH
              REPORTING                     8.       SHARED VOTING
                PERSON                               POWER
                WITH                                 Mr. Pasternak - 0
                                       ------------- ---------------------------

                                            9.       SOLE DISPOSITIVE POWER
                                                     Mr. Pasternak - 5,380,000
                                       ------------- ---------------------------

                                           10.       SHARED DISPOSITIVE POWER
                                                     Mr. Pasternak - 0
                                      ------------ -----------------------------

   11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                5,380,000
----------- --------------------------------------------------------------------

   12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                |_|
----------- --------------------------------------------------------------------

   13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Mr. Pasternak - 4.75%(See Note A)
----------- --------------------------------------------------------------------

   14. TYPE OF REPORTING PERSON
                Mr. Pasternak - IN
----------- --------------------------------------------------------------------

      The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13").

Item 1.   Security and Issuer


      This statment relates to shares (the "Shares") of the common stock, ("Common Stock"), of Knight Trading Group, Inc. (the "Issuer"). The principle executive offices of the Issuer are located at:
525 Washington Blvd, Jersey City, NJ 07310

Item 2.   Identity and Background.




Mr. Pasternak
      (a)  Kenneth D. Pasternak

      (b)  Address:  Chestnut Ridge Capital, LLC
                    50 Tice Blvd.
                    Woodcliff Lake, NJ 07677

      (c)   Principal occupation: Chief executive officer small partnership

      (d) Mr. Pasternak has not during the last five years, been convicted in a criminal proceesing (excluding traffic violations or similar misdemeanors.

      (e) Mr. Pasternak has not during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Pasternak is or was subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

      Using personal funds, Mr. Pasternak purchased shares in the limited partnership that preceded Knight Trading Group, Inc. Mr. Pasternak was then issued shares through the successful completion of the initial public offering. Starting October 2nd and running through October 7th 2003, Mr. Pasternak made sales in the open market totaling 1,909,288 shares. Mr. Pasternak retired from the company at the end of 2001 and stepped down from the board at the annual meeting in 2002, and as such is no longer an affiliate of the company.


Item 4.   Purpose of Transaction.

      Mr. Pasternak made the initial investment as a founding partner, and is selling shares to diversify his assets.

Item 5.   Interest in Securities of the Issuer.

      See Numbers 7-11 of the cover page to this Schedule 13D for the information required by Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not Applicable.

Item 7.   Material to be Filed as Exhibits.

Not Applicable

                                    SIGNATURE
                                    ---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 7, 2003                              /s/ Kenneth D. Pasternak
                                                    -----------------------
                                                    Kenneth D. Pasternak